Exhibit (a)(8)

Contact:	Peter W. Keegan Chief Financial Officer (212) 521-2950 Darren Daugherty Investor Relations (212) 521-2788 Candace Leeds Public Affairs (212) 521-2416

LOEWS CORPORATION ANNOUNCES COMMENCEMENT

OF LORILLARD EXCHANGE OFFER

REDEMPTION DATE FOR CAROLINA GROUP STOCK SET FOR JUNE 10th

NEW YORK, May 9, 2008—Loews Corporation (NYSE:LTR; CG) today announced that it has commenced an offer to its stockholders for the exchange, on a tax-free basis, of shares of Loews common stock for shares of common stock of Lorillard, Inc. held by Loews. The offer will expire at 12:00 midnight, New York City time, on June 9, 2008, unless extended.

Loews also announced that on June 10, 2008 it will distribute 108,478,429 shares, or approximately 62%, of Lorillard’s outstanding common stock in redemption of all of the outstanding shares of Carolina Group stock in accordance with Loews’s Restated Certificate of Incorporation. Holders of Carolina Group stock will receive one share of Lorillard common stock for each share of Carolina Group stock they own.

Under the terms of the exchange offer, holders of Loews common stock who accept the offer will receive 0.70 of a share of Lorillard common stock in exchange for each share of Loews common stock tendered and accepted, subject to proration. The exchange ratio of 0.70 of a share of Lorillard common stock for each share of Loews common stock represents a premium of 7.4% over the price of Loews common stock, based on the closing prices of Loews common stock and Carolina Group stock on the New York Stock Exchange on May 8, 2008. The actual premium will differ depending on changes in market prices during the exchange offer period. Loews will accept up to an aggregate of approximately 93.5 million shares of Loews common stock in the exchange offer, in exchange for which it will distribute up to 65,445,000 shares, or approximately 38%, of Lorillard common stock. The terms and conditions of the exchange offer are more fully described in the Prospectus – Offer to Exchange dated May 9, 2008 and the Tender Offer Statement on Schedule TO being filed by Loews today with the Securities and Exchange Commission.

Lorillard has received approval to list its common stock for trading on the New York Stock Exchange under the symbol “LO.” Loews common stock and Carolina Group stock are currently listed for trading on the New York Stock Exchange under the symbols “LTR” and “CG,” respectively.

Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated will act as co-dealer managers for the exchange offer.

Lorillard is currently a wholly owned subsidiary of Loews. Loews currently has two classes of common stock outstanding: Carolina Group stock, which is intended to reflect the economic performance of a group of assets and liabilities called the Carolina Group, principally consisting of Lorillard and its subsidiaries; and Loews common stock, representing the economic performance of the remaining assets of Loews, including the interest in the Carolina Group not represented by outstanding Carolina Group stock.

As previously announced, the exchange offer is one of several integrated transactions by which Loews is disposing of its entire ownership interest in Lorillard and Lorillard will become a separate public company. If the exchange offer is not fully subscribed, Loews will distribute the remaining Lorillard shares held by Loews pro rata as a dividend to holders of Loews common stock following completion of the redemption and the exchange offer.

The consummation of the exchange offer is conditioned on the earlier or concurrent consummation of the redemption, as well as market conditions, the absence of any material changes or developments and other conditions described in the Prospectus – Offer to Exchange.

About Loews

Loews Corporation, a holding company, is one of the largest diversified corporations in the United States. Its principal subsidiaries are CNA Financial Corporation (NYSE: CNA); Diamond Offshore Drilling, Inc. (NYSE: DO); HighMount Exploration & Production LLC; Boardwalk Pipeline Partners, LP (NYSE: BWP); and Loews Hotels.

About Lorillard

Lorillard, Inc. is engaged, through its subsidiaries, in the production and sale of cigarettes. The principal cigarette brand names of Lorillard are Newport, Kent, True, Maverick and Old Gold. Lorillard’s largest selling brand is Newport, the second largest selling cigarette brand in the United States and the largest selling brand in the menthol segment of the U.S. cigarette market.

Additional Information

Stockholders of Loews are advised to read Loews’s Tender Offer Statement on Schedule TO, Lorillard’s Registration Statement on Form S-4 and the Prospectus – Offer to Exchange included as part of the Registration Statement, as well as any other documents relating to the exchange offer that are filed with the SEC when they become available because they contain important information. Stockholders of Loews may obtain copies of these documents for free at the SEC’s website at www.sec.gov. This announcement is for informational purposes only and is neither an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer. The offer is made solely by the Prospectus – Offer to Exchange and related letter of transmittal.

Loews has retained Innisfree M&A Incorporated as the Information Agent for the exchange offer. Stockholders may contact the Information Agent at (877) 717-3925 (toll-free in the United States or Canada) or at (412) 232-3651 (elsewhere) to obtain copies of the Prospectus – Offer to Exchange and related documentation or to ask questions about the terms of the exchange offer or how to participate. Banks and brokers having questions about the exchange offer should call the Information Agent at (212) 750-5833.

Loews has retained Mellon Investor Services LLC as the Redemption Agent for the redemption of Carolina Group stock. Stockholders may contact the Redemption Agent at (877) 277-8027 in the U.S., Canada or Puerto Rico or (201) 680-6579 (collect) outside the U.S. to obtain copies of the Information Statement – Prospectus and related documentation or to ask questions about the Redemption.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual events to differ materially from those described. Important factors that could cause actual events to differ from those described include, but are not limited to, satisfaction of the conditions noted herein to completion of the exchange offer, and the completion of the redemption and, if necessary, the contingent dividend. Therefore, no assurance can be given that the transactions described herein will be consummated on the currently proposed terms or otherwise. Loews expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

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